AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016
DATED AUGUST 11, 2016

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Forward-Looking Statements

Statements contained or incorporated by reference in this Management’s Discussion and Analysis (“MD&A”) that are not current or historical factual statements may constitute forward-looking information within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the San Rafael prefeasibility study, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations, including, the final determination of the boundaries of the concessions encompassing the El Cajón deposit are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: ( i) unless otherwise indicated, forward-looking statements in this MD&A including any documents incorporated herein by reference describe expectations as at the date hereof; ( ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A including any documents incorporated herein by reference.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (formerly Scorpio Mining Corporation (“Scorpio”)) (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and six months ended June 30, 2016, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated August 11, 2016 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and six months ended June 30, 2016 and 2015, and with the Company’s annual audited consolidated financial statements and the notes thereto for the years ended December 31, 2015 and 2014. The condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

In this report, the management of the Company presents operating highlights for the three months ended June 30, 2016 (“Q2-2016”) compared to the three months ended June 30, 2015 (“Q2-2015”) and for the six months ended June 30, 2016 (“YTD-2016”) compared to the six months ended June 30, 2015 (“YTD-2015”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on metal prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17.00 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See the cover page of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas. The merger of the Company and U.S. Silver & Gold Inc. (“U.S. Silver”) was completed on December 23, 2014 pursuant to a plan of arrangement under the Business Corporations Act (Ontario).

Overview

The Company has operations in two of the world’s leading silver camps: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits and prospects including the San Rafael zinc-lead-silver project, and the El Cajón silver-copper deposit (“El Cajón Project”), which was put on care and maintenance in January 2015. These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of approximately 25,657 hectares ( “ha”), containing numerous mineral concessions including previously producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine and Caladay development project have been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complimentary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing the San Rafael Project. Exploration will continue on prospective targets with an emphasis on the Cosalá District and silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors ( the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and “USAPF” on the OTCQX.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Recent Developments and Operational Discussion

Consolidated Operations

The second quarter of 2016 was an eventful quarter for both the precious metals industry and the Company. The industry saw an increase in the spot silver price from a low of $13.58 per ounce in January 2016 to a second quarter high of $18.36 per ounce in June 2016 (a 35% increase), increasing further subsequently to $20.71 per ounce in early August 2016 after the effects of the Brexit vote were absorbed by the capital markets. The spot prices for lead and zinc have also increased similarly from significant lows in Q1 2016, adding additional operating cash flow. Though occurring late in Q2 2016, these increases will significantly impact the Company’s liquidity position going forward with the expectation of improved operating cash flow in the second half of the year.

The second quarter of 2016 also saw a reopening of the capital markets for precious metals which have been largely inaccessible for junior mining companies for the past few years. A limited number of generalist investors returned to the industry, allowing several of our peer companies to raise capital in the first half of 2016. As a result, the Company closed two private placements in June 2016 for total gross proceeds of C$31.6 million ($24.7 million). The proceeds will be used to advance the Company’s San Rafael Project (the “Project”) in addition to repaying outstanding debt, and general corporate purposes.

The second quarter was not without its challenges for the Company as well. As previously reported, the Nuestra Señora mine at the Cosalá Operations began experiencing ground movements during the week of April 4, 2016 around historic stopes near the mine’s primary access, gradually impairing this access way. Ore production from Nuestra Señora was suspended while development crews established alternate access around the affected area. This work was completed by the end of May 2016 and mining activities with expected results resumed by late June. During most of the quarter, the mill processed ore from existing stockpiles and historical mines at the Cosalá Operations. These supplementary feed sources maintained milling rates until the resumption of production at Nuestra Señora though with lower recovery levels due to the oxidization of a number of the stockpiles and alternative ore sources. The Company is seeing a return to expected recovery levels and tonnage in July 2016 as the Nuestra Señora mine reestablishes production and expects these results to continue throughout the second half of the year.

Also, as previously announced, the Galena Complex had lower than expected silver and silver equivalent production during the second quarter due to inconsistent sand production from Q1-2016, a cemented fill failure in one of the main stopes on the 5200 level and slightly lower than modelled grades produced from the recently developed 3400 level stopes. As of the end of July, management believes these issues to be adequately resolved and expects the second half of 2016 to provide more consistent, predictable performance than experienced in the first half of 2016.

The Company announced a maiden reserve at the San Rafael Project based on the results of the prefeasibility study on March 30, 2016. The Project contains a zinc-lead-silver deposit located approximately 8km north of the Los Braceros process plant. This study considers an underground operation focused on the Main Zone with processing at the existing Los Braceros facility producing silver-bearing zinc and lead concentrates. Permits are in place to allow the commencement of mine development subject to Board approval and project financing. The Company has cash on hand to build the Project, but is actively soliciting financing proposals for a portion of development costs and has received strong interest from several potential financiers. The Project is expected to produce 5.5Moz silver, 254M lbs. zinc and 97M lbs. lead over a reserve life of over 5.5 years with a pre-tax net present value of $25M at a 5% discount rate and a pre-tax IRR of 27% based on conservative metal price assumptions. At recent spot prices of approximately $20.00 per ounce silver, $1.01 per pound zinc, and $0.83 per pound lead, the Project’s projected pre-tax IRR improves to over 65%. Full details of the prefeasibility study were published through a Technical Report on April 29, 2016 and are available on the Company’s website.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Management continues to expect lower all-in sustaining costs during fiscal 2016 as a result of cost reductions and higher by-product production. All-in sustaining cost in Q2-2016 and YTD-2016 decreased to $14.62/oz. and $13.20/oz. , respectively, or a 12% and 22% improvement over Q2-2015 and YTD-2015, respectively, despite the access issues at the Cosalá Operations. Base metal prices also increased gradually in Q2 2016 providing additional operational cash flow with further help from the continuing devaluation of the Mexican peso relative to the U.S. dollar. As previously announced, management implemented a number of improvements at the mines during YTD-2016 which continue to lower operating costs, as follows:

•

The Company announced a reduction in its workforce at its Galena and Cosalá operations as well as the corporate office with a total targeted reduction of approximately 90 staff, including its Chief Operating Officer and Mexico Country Manager at its Cosalá Operations.

•

Management negotiated savings in its smelter agreements and has targeted other areas of the operations for further cost improvements by the integration of departments, deferral of equipment purchases and elimination of discretionary expenses.

•	During YTD-2016, the Galena Complex increased lead production by approximately 5.0M lbs or 75% when compared to YTD-2015 and is on track to increase lead production significantly in fiscal 2016.

Consolidated Results

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Revenues ($ M)	$12.8	$15.3	$27.7	$29.2
Silver Produced (oz)	556,404	661,393	1,228,478	1,369,634
Zinc Produced (lbs)	2,081,046	2,692,214	5,633,568	5,945,953
Lead Produced (lbs)	6,677,247	4,618,754	13,798,820	9,265,699
Copper Produced (lbs)	225,785	541,691	471,593	1,186,614
Total Silver Equivalent Produced (oz)[1]	1,063,587	1,148,769	2,346,231	2,394,868
Cash Cost/Ag Oz Produced ($/oz)[2]	$11.38	$12.35	$10.53	$12.41
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$14.62	$16.70	$13.20	$16.93
Net Loss ($ M)	$(2.1)	$(1.5)	$(3.8)	$(7.4)
Comprehensive Loss ($ M)	$(2.5)	$(1.6)	$(4.5)	$(7.7)

[1]

Throughout this MD&A, references to silver equivalent ounces produced are based on prices of $14.50 per ounce silver, $0.75 per pound zinc, $0.80 per pound lead, and $2.00 per pound copper for fiscal 2016, and $17 per ounce silver, $0.95 per pound zinc, $0.90 per pound lead, and $2.90 per pound copper for fiscal 2015.

[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

During Q2-2016, the Company produced 1,063,587 silver equivalent ounces, including 556,404 ounces of silver, at a by-product cash cost of $11.38/oz. silver and all-in sustaining cost of $14.62/oz. silver. These results compare to 1,148,769 silver equivalent ounces, including 661,393 ounces of silver, at a by-product cash cost of $12.35/oz. silver and all-in sustaining cost of $16.70/oz. silver during Q2-2015, a 7%, 16%, 8%, and 12% decrease in production of silver equivalent ounces, production of silver ounces, by-product cash cost, and all-in sustaining cost, respectively. During YTD-2016, the Company produced 2,346,231 silver equivalent ounces, including 1,228,478 ounces of silver, at a by-product cash cost of $10.53/oz. silver and all-in sustaining cost of $13.20/oz. silver. These results compare to 2,394,868 silver equivalent ounces, including 1,369,634 ounces of silver, at a by-product cash cost of $12.41/oz. silver and all-in sustaining cost of $16.93/oz. silver during YTD-2015, a 2%, 10%, 15%, and 22% decrease in production of silver equivalent ounces, production of silver ounces, by-product cash cost, and all-in sustaining cost, respectively.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

The Company recorded a net loss of $2.1 million for the three months ended June 30, 2016 compared to net loss of $1.5 million for the three months ended June 30, 2015. The increase in net loss was primarily attributable to lower net revenue on concentrate sales, higher exploration costs, and higher interest and financing expense, partially offset by lower cost of sales, lower depletion and amortization, and lower corporate general and administrative expenses. These variances are further discussed in the following sections.

The Company recorded a net loss of $3.8 million for the six months ended June 30, 2016 compared to net loss of $7.4 million for the six months ended June 30, 2015. The decrease in net loss was primarily attributable to lower cost of sales, lower depletion and amortization, lower care, maintenance and restructuring costs, lower corporate general and administrative expenses, and lower loss on mining concession sales, partially offset by lower net revenue on concentrate sales, higher exploration costs, higher interest and financing expense, and lower income tax recovery. These variances are further discussed in the following sections.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders. In connection with the closing of the credit agreement, the Company issued 30,000,000 warrants divided between the lenders where each warrant is exercisable for one common share at an exercise price of C$0.10 for a period of three years, and adjusted the exercise price of 24,321,111 existing warrants already held by the lenders to C$0.10 with all other terms remaining unchanged.

On June 9, 2016 and July 14, 2016, the Company completed private placements of 66,666,667 units and 38,525,000 subscription receipts, respectively, at a price of C$0.30 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 38,525,000 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.39 for a period of five years.

Cosalá Operations

During the first half of 2016, the cost structure of the Cosalá Operations benefited from productivity improvements, implementation of systematic cost controls, and further reduction in the workforce, though production was impacted by the ground movement at Nuestra Señora.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Tonnes Milled	120,347	124,809	251,410	251,234
Silver Grade (g/t)	88	91	88	91
Zinc Grade (%)	1.45	1.18	1.50	1.42
Lead Grade (%)	0.47	0.48	0.59	0.57
Copper Grade (%)	0.26	0.27	0.22	0.28
Silver Recovery (%)	71.9	83.7	77.8	84.1
Zinc Recovery (%)	55.3	82.7	68.3	81.8
Lead Recovery (%)	46.2	89.1	63.6	81.3
Copper Recovery (%)	32.4	60.3	38.5	61.0
Silver Produced (oz)	244,548	304,610	552,128	621,226
Zinc Produced (lbs)	2,081,046	2,692,214	5,633,568	5,945,953
Lead Produced (lbs)	574,775	1,370,466	2,084,828	2,570,752
Copper Produced (lbs)	225,785	443,668	471,593	959,662
Total Silver Equivalent Produced (oz)	415,043	603,296	1,023,592	1,253,306
Silver Sold (oz)	203,343	306,583	508,641	624,932
Zinc Sold (lbs)	1,774,368	2,665,975	5,457,422	5,879,572
Lead Sold (lbs)	563,135	1,330,984	2,137,847	2,747,530
Copper Sold (lbs)	168,104	468,409	405,912	944,246
Realized Silver Price ($/oz)	$17.36	$16.23	$15.91	$16.44
Realized Zinc Price ($/lb)	$0.89	$1.00	$0.82	$0.97
Realized Lead Price ($/lb)	$0.80	$0.88	$0.79	$0.85
Realized Copper Price ($/lb)	$2.17	$2.75	$2.15	$2.75
Cash Cost/Ag Oz Produced ($/oz)[1]	$9.34	$9.23	$8.11	$9.54
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$11.89	$12.34	$10.05	$13.27

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Cosalá Operations processed 120,347 tonnes of ore at an average grade of 88 g/t of silver to produce 244,548 ounces of silver at a by-product cash cost of $9.34/oz. silver and all-in sustaining cost of $11.89/oz. silver during Q2-2016, compared to 124,809 tonnes of ore at an average grade of 91 g/t of silver to produce 304,610 ounces of silver at a by-product cash cost of $9.23/oz. silver and all-in sustaining cost of $12.34/oz. silver during Q2-2015, a 4%, 20%, and 4% decrease in tonnes of ore milled, ounces of silver produced, and all-in sustaining cost per ounce, respectively, and a 1% increase in byproduct cash cost per ounce. Silver recovery to concentrate was 71.9% in Q2-2016 (Q2-2015 – 83.7%) .

During YTD-2015, the Cosalá Operations processed 251,410 tonnes of ore at an average grade of 88 g/t of silver to produce 552,128 ounces of silver at a by-product cash cost of $8.11/oz. silver and all-in sustaining cost of $10.05/oz. silver during YTD-2016, compared to 251,234 tonnes of ore at an average grade of 91 g/t of silver to produce 621,226 ounces of silver at a by-product cash cost of $9.54/oz. silver and all-in sustaining cost of $13.27/oz. silver during YTD-2015, a 1% increase in tonnes or ore milled, and a 11%, 15%, and 24% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 77.8% in YTD-2016 (YTD-2015 – 84.1%) .

The by-product cash cost of $9.34/oz. silver for Q2-2016 was higher than the by-product cash cost of $9.23/oz. silver for Q2-2015 by 1% primarily due to lower by-product credits from production during the period. The by-product cash cost of $8.11/oz. silver for YTD-2016 was lower than the by-product cash cost of $9.54/oz. silver for YTD-2016 primarily due to higher by-product credits as well as staffing reductions resulting from further restructuring of the labour force during the period. The all-in sustaining cost of $11.89/oz. silver and $10.05/oz. silver for Q2-2016 and YTD-2016, respectively, were lower than all-in sustaining cost of $12.34/oz. silver and $13.27/oz. silver for Q2-2015 and YTD-2015, respectively, primarily due to capital spending reductions, including the suspension of the El Cajón Project in Q1-2015.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Realized silver prices at $17.36/oz. and $15.91/oz. for Q2-2016 and YTD-2016, respectively ( Q2-2015 and YTD-2015 – $16.23/oz. and $16.44/oz. , respectively), are comparable to the London silver spot price average of $16.78/oz. and $15.80/oz. for Q2-2016 and YTD-2016, respectively (Q2-2015 and YTD-2015 – $16.41/oz. and $16.56/oz. , respectively). The realized silver price increased by 7% from Q2-2015 to Q2-2016 and declined by 3% from YTD-2015 to YTD-2016 as silver prices only improved late in first half of 2016.

Galena Complex

Since early 2013, the current Americas Silver management has significantly transformed operations at the Galena Complex in response to the decline in precious metals prices. The goal of the transformation was to maintain positive cash flow from operations in low metals price environment. The foundation for this transformation was accomplished by mining higher silver equivalent grade ore at higher tonnage with a reduced workforce. Mine management has been focused on the identification, development and production of sustainable, multi-year, lower cost production by mining the highest value per tonne of ore, regardless of silver content, for the lowest possible operating cost. Though the second quarter did not meet expectations for the previously mentioned reasons, management believes these issues to be adequately resolved and expects the second half of 2016 to provide more consistent performance than experienced in the first half of 2016.

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Tonnes Milled	41,353	33,586	85,398	71,103
Silver Grade (g/t)	251	355	264	347
Lead Grade (%)[1]	7.49	6.26	6.96	6.34
Copper Grade (%)[1]	-	0.67	-	0.60
Silver Recovery (%)	93.4	93.0	93.4	94.3
Lead Recovery (%)	89.4	88.7	89.4	89.7
Copper Recovery (%)	-	94.8	-	96.6
Silver Produced (oz)	311,856	356,783	676,350	748,408
Lead Produced (lbs)	6,102,472	3,248,288	11,713,992	6,694,947
Copper Produced (lbs)	-	98,023	-	226,952
Total Silver Equivalent Produced (oz)	648,544	545,473	1,322,639	1,141,562
Silver Sold (oz)	325,006	384,886	690,961	748,849
Lead Sold (lbs)	6,239,943	3,347,632	11,871,508	6,727,753
Copper Sold (lbs)	-	121,067	-	223,522
Realized Silver Price ($/oz)	$17.08	$16.29	$16.00	$16.53
Realized Lead Price ($/lb)	$0.78	$0.87	$0.78	$0.85
Realized Copper Price ($/lb)	-	$2.70	-	$2.67
Cash Cost/Ag Oz Produced ($/oz)[2]	$12.98	$15.00	$12.51	$14.79
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$16.76	$20.42	$15.77	$19.98

[1]	Lead and copper grades only refer to grades in silver-lead and silver-copper ores, respectively.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

The Galena Complex mined 41,353 tonnes of ore at an average grade of 251 g/t of silver to produce 311,856 ounces of silver at a by-product cash cost of $12.98/oz. silver and all-in sustaining cost of $16.76/oz. silver during Q2-2016, compared to 33,586 tonnes of ore at an average grade of 355 g/t of silver to produce 356,783 ounces of silver at a by-product cash cost of $15.00/oz. silver and all-in sustaining cost of $20.42/oz. silver during Q2-2015, a 23% increase in tonnes of ore milled, and a 13%, 13%, and 18% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during Q2-2016 increased 88% as compared to Q2-2015 as the mine fully transitioned to a silver-lead mine as previously discussed. No ore tonnage was processed through the Coeur mill during Q2-2016 (Q2-2015 – 21%).

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

During YTD-2016, the Galena Complex mined 85,398 tonnes of ore at an average grade of 264 g/t of silver to produce 676,350 ounces of silver at a by-product cash cost of $12.51/oz. silver and all-in sustaining cost of $15.77/oz. silver, compared to 71,103 tonnes of ore at an average grade of 347 g/t of silver to produce 748,408 ounces of silver at a by-product cash cost of $14.79/oz. silver and all-in sustaining cost of $19.98/oz. silver during YTD-2015, a 20% increase in tonnes of ore milled, and a 10%, 15%, and 21% decrease in ounces of silver produced, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Production of lead during YTD-2016 increased 75% as compared to YTD-2015 as the mine fully transitioned to a silver-lead mine as previously discussed. Approximately 5% of the ore tonnage was processed through the Coeur mill during YTD-2016 (YTD-2015 – 25%).

The by-product cash cost of $12.98/oz. silver and $12.51/oz. silver for Q2-2016 and YTD-2016, respectively, were lower than the by-product cash cost of $15.00/oz. silver and $14.79/oz. silver for Q2-2015 and YTD-2016, respectively, and all-in sustaining cost of $16.76/oz. silver and $15.77/oz. silver for Q2-2016 and YTD-2016, respectively, were lower than all-in sustaining cost of $20.42/oz. silver and $19.98/oz. silver for Q2-2015 and YTD-2015, respectively. Despite silver grades being approximately 29% and 24% lower during Q2-2016 and YTD-2016, cash costs declined as direct mining costs ( i.e. labour, supplies, utilities, etc.) continued to fall month-to-month on a ore tonnage basis, while increasing by-product credits from the increased production of lead, and capital spending reductions.

Realized silver prices at $17.08/oz. and $16.00/oz. for Q2-2016 and YTD-2016, respectively ( Q2-2015 and YTD-2015 – $16.29/oz. and $16.53/oz. , respectively), are comparable to the London silver spot price average of $16.78/oz. and $15.80/oz. for Q2-2016 and YTD-2016, respectively (Q2-2015 and YTD-2015 – $16.41/oz. and $16.56/oz. , respectively). The realized silver price increased by 5% from Q2-2015 to Q2-2016 and declined by 3% from YTD-2015 to YTD-2016 as silver prices improved late in first half of 2016.

Guidance

The Company’s guidance for 2016 remains unchanged at production of 2.5 – 3.0 million silver ounces and 5.0 – 5.6 million silver equivalent ounces at cash costs of $9.00 – $10.00 per ounce silver and all-in sustaining costs of $11.75 – $12.75 per ounce silver.

Results of Operations

Analysis of the three months ended June 30, 2016 vs. the three months ended June 30, 2015

The Company recorded a net loss of $2.1 million for the three months ended June 30, 2016 compared to net loss of $1.5 million for the three months ended June 30, 2015. The increase in net loss was primarily attributable to lower net revenue on concentrate sales ( $2.5 million), higher exploration costs ( $0.3 million), and higher interest and financing expense ( $0.5 million), partially offset by lower cost of sales ($1.8 million), lower depletion and amortization (0$.3 million) and lower corporate general and administrative expenses ($0.6 million), each of which are described in more detail below:

Revenues decreased by $2.5 million from $15.3 million for the three months ended June 30, 2015 to $12.8 million for the three months ended June 30, 2016. The decrease during the period is primarily due to $2.8 million in decreased revenues generated at the Cosalá Operations related to the access issues from lower silver equivalent production, offset by $0.3 million in increased revenues generated at the Galena Complex from increase in lead by-product sales.

Cost of Sales decreased by $1.8 million from $12.5 million for the three months ended June 30, 2015 to $10.7 million for the six months ended June 30, 2016. The decrease is primarily due to a $1.2 million or 24% decrease in direct mining costs from the Cosalá Operations as a result of a decrease in production of approximately 20% related to the access issues during the period, plus a $0.6 million or 8% decrease in cost of sales from the Galena Complex from reductions in labour, utilities, and repairs during the period.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Depletion and amortization decreased by $0.3 million from $1.8 million for the three months ended June 30, 2015 to $1.5 million for the three months ended June 30, 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment at the Cosalá Operations and increased proven and probable reserve estimates impacting depletion of these interests.

Corporate general and administrative expenses decreased by $0.6 million from $2.1 million for the three months ended June 30, 2015 to $1.5 million for the three months ended June 30, 2016. The decrease is primarily due to higher professional fees and office and general expenses incurred during Q2-2015 as the former U.S. Silver and Scorpio corporate groups were consolidated into the Americas Silver management team.

Exploration costs increased by $0.3 million from $0.2 million for the three months ended June 30, 2015 to $0.5 million for the three months ended June 30, 2016. The increase is primarily due to $0.2 million and $0.1 million increase in exploration activities during the period from the Galena Complex and Cosalá Operations, respectively.

Interest and financing expense increased by $0.5 million from $0.1 million for the three months ended June 30, 2015 to $0.6 million for the three months ended June 30, 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to higher outstanding credit facilities.

Analysis of the six months ended June 30, 2016 vs. the six months ended June 30, 2015

The Company recorded a net loss of $3.8 million for the six months ended June 30, 2016 compared to net loss of $7.4 million for the six months ended June 30, 2015. The improvement in net loss was primarily attributable to lower cost of sales ($2.8 million), lower depletion and amortization ($1.2 million), lower care, maintenance and restructuring costs ($0.8 million), lower corporate general and administrative expenses ($1.1 million), and lower loss on mining concession sales ($0.3 million), partially offset by lower net revenue on concentrate sales ($1.5 million), higher exploration costs ($0.3 million), higher interest and financing expense ( $0.5 million), and lower income tax recovery ( $0.5 million),each of which are described in more detail below:

Revenues decreased by $1.5 million from $29.2 million for the six months ended June 30, 2015 to $27.7 million for the six months ended June 30, 2016. The decrease during the period is primarily due to $2.8 million in decreased revenues generated at the Cosalá Operations related to the access issues from lower silver equivalent production offset by $1.3 million in increased revenues generated at the Galena Complex from increase in lead by-product sales.

Cost of Sales decreased by $2.8 million from $25.6 million for the six months ended June 30, 2015 to $22.8 million for the six months ended June 30, 2016. The decrease is primarily due to a $2.3 million or 20% decrease in direct mining costs from the Cosalá Operations as a result of workforce reductions implemented during the period and a decrease in production of approximately 10% related to the access issues, plus a $0.5 million or 3% decrease in cost of sales from the Galena Complex from reductions in labour, utilities, and repairs during the period.

Depletion and amortization decreased by $1.2 million from $4.6 million for the six months ended June 30, 2015 to $3.4 million for the six months ended June 30, 2016. The decrease is primarily due to the lower carrying value of mining interests and plant and equipment from the Cosalá Operations and increased proven and probable reserve estimates.

Care, maintenance and restructuring costs decreased by $0.8 million from $1.5 million for the six months ended June 30, 2015 to $0.7 million for the six months ended June 30, 2016. The decrease is primarily due to a $1.2 million decrease in care and maintenance costs from the suspension of the El Cajón Project, offset by $0.5 million in corporate and mine restructuring costs incurred during YTD-2016.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Corporate general and administrative expenses decreased by $1.1 million from $3.8 million for the six months ended June 30, 2015 to $2.7 million for the six months ended June 30, 2016. The decrease is primarily due to higher salaries, professional fees, and office and general expenses incurred during YTD-2015 as the former U.S. Silver and Scorpio corporate groups were consolidated into the Americas Silver management team.

Exploration costs increased by $0.3 million from $0.6 million for the six months ended June 30, 2015 to $0.9 million for the six months ended June 30, 2016. The increase is primarily due to $0.2 million and $0.1 million increase in exploration activities during the period from the Galena Complex and Cosalá Operations, respectively.

Interest and financing expense increased by $0.5 million from $0.6 million for the six months ended June 30, 2015 to $1.1 million for the six months ended June 30, 2016. The increase is primarily due to interest charges, change in fair value, and accretion of deferred financing fees and costs related to higher outstanding credit facilities.

Loss on mining concession sales of $0.3 million was incurred during the six months ended June 30, 2015 primarily due to sale of mining concessions from the Cosalá Operations for $0.2 million consideration offset by carrying values of $0.5 million.

Income tax recovery decreased by $0.5 million during the six months ended June 30, 2016 when compared to the six months ended June 30, 2015 primarily due to increase in net deferred tax liabilities recognized on Mexican mining royalty from the Cosalá Operations.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with June 30, 2016.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2016	2016	2015	2015	2015	2015	2014 [1]	2014
Revenues ($ M)	$12.8	$14.9	$11.5	$12.8	$15.3	$13.9	$6.8	$7.7
Net Loss ($ M)	(2.1)	(1.7)	(7.2)	(4.8)	(1.5)	(5.9)	(73.5)	(2.3)
Comprehensive Loss ($ M)	(2.5)	(2.0)	(11.5)	(4.5)	(1.6)	(6.1)	(72.9)	(3.5)

Silver Produced (oz)	556,404	672,074	599,677	682,715	661,393	708,241	318,137	277,796
Zinc Produced (lbs)	2,081,046	3,552,522	3,075,468	2,626,541	2,692,214	3,253,739	3,329,584	2,830,816
Lead Produced (lbs)	6,677,247	7,121,573	7,067,802	6,572,325	4,618,754	4,646,945	1,771,927	2,130,746
Copper Produced (lbs)	225,785	245,808	321,616	546,666	541,691	644,923	339,144	274,213
Cash Cost/Ag Oz Produced ($/oz)[2]	$11.38	$9.82	$14.38	$12.01	$12.35	$12.46	$11.60	$9.25
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2]	$14.62	$12.02	$18.45	$16.47	$16.70	$17.15	$24.67	$21.96

Current Assets (qtr. end) ($ M)	$38.9	$17.9	$15.8	$19.3	$23.5	$26.9	$36.9	$29.7
Current Liabilities (qtr. end) ($ M)	20.8	12.5	10.3	8.3	8.2	12.6	15.8	4.4
Working Capital (qtr. end) ($ M)	18.1	5.4	5.5	11.0	15.3	14.3	21.1	25.3

Total Assets (qtr. end) ($ M)	$119.3	$98.3	$96.9	$102.0	$105.6	$108.2	$118.6	$135.7
Total Liabilities (qtr. end) ($ M)	41.4	33.6	32.0	25.8	26.4	28.7	33.2	6.3
Total Equity (qtr. end) ($ M)	77.9	64.7	64.9	76.2	79.2	79.5	85.4	129.4

[1]	Production from Galena Complex operations included since December 23, 2014.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Liquidity

As of June 30, 2016, the Company’s cash totalled $16.9 million, compared to $1.3 million at December 31, 2015. Working capital increased to $18.1 million at June 30, 2016 from $5.5 million at December 31, 2015, an increase of $12.6 million. Current liabilities as at June 30, 2016 were $20.8 million which is $10.5 million higher than at December 31, 2015 due to the reclassification of long-term debt of $4.1 million as a current liability and $8.4 million in shares and warrants capitalized as issuable pending the shareholder vote on the June 14, 2016 private placement. This vote was subsequently successful in July 2016 and the shares and warrants will be reclassified as equity in Q3-2016.

The change in cash since December 31, 2015 can be summarized as follows (in millions of U.S. dollars):

Opening cash as at December 31, 2015	$1.3
Cash generated from operations	1.9
Capital expenditures	(2.5)
Care and maintenance costs	(0.3)
Restructuring costs	(0.4)
Proceeds from private placement	14.8
Proceeds from credit facilities	2.9
Proceeds from sale of investments	0.1
Proceeds from exercise of options and warrants	1.2
Payments on credit facilities	(0.1)
Increase in receivables due to timing of shipments	(0.2)
Change in inventories during the period	1.7
Decrease in payables during the period	(3.5)
Closing cash as at June 30, 2016	$16.9

Restructuring costs during the period were primarily due to the severance and restructuring related costs incurred at both corporate and mining segments, and not expected to be significant in future periods.

Effective June 30, 2015, the Company amended the terms of its existing C$8.5 million credit agreement with Royal Capital Management Corporation to extend the maturity from August 2016 to December 2017 and reschedule amortization payments to January 2017 in monthly increments of C$0.5 million, with the balance due and payable on maturity. This amendment shifts the principal repayments of C$2.5 million in 2015 and C$6.0 million in 2016 into fiscal 2017 improving the Company’s liquidity in the near term.

On August 26, 2015, the Company completed a private placement of 11,027,555 units at a price of C$0.18 per unit for aggregate gross proceeds of approximately C$2.0 million. Each unit consisted of one common share and one half of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.25 for a period of three years.

On November 10, 2015, the Company closed a subordinated, secured credit agreement with a certain lender for a principal amount of $1.0 million for a term of one year, at an interest rate of 12% per annum, payable on a monthly basis beginning on the sixth month following closing. Beginning on the sixth month following the date of issue, the notes issued under the credit agreement will be redeemed in monthly increments of $75,000 ( including the monthly interest payments) with the balance due and payable on maturity.

On February 11, 2016, the Company closed a subordinated, secured credit agreement with its two existing lenders for a principal amount of $2.9 million for a term of one year, at an interest rate of 10% per annum, payable on a quarterly basis in cash or shares at the option of the lenders with the full balance due on maturity.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

On June 9, 2016 and July 14, 2016, the Company completed private placements of 66,666,667 units and 38,525,000 subscription receipts, respectively, at a price of C$0.30 per unit and per subscription receipt for aggregate gross proceeds of approximately C$31.6 million. On July 20, 2016, the Company received the necessary approvals and completed the exchange of 38,525,000 subscription receipts for units. Each unit from the private placements consisted of one common share and one quarter of one common share purchase warrant where each whole warrant is exercisable for one common share at an exercise price of C$0.39 for a period of five years.

The Company operates in a cyclical industry where levels of cash flow have historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near term operations, development and exploration plans while meeting production targets at current commodity price levels. Management is continuously evaluating viable financing alternatives to ensure sufficient liquidity including private equity financing, debt instruments, concentrate offtake agreements, sales of non-core assets, and the issuance of equity. Should commodity prices remain at current levels, the Company may require external funding to advance its development projects ( such as the San Rafael Project) and to support ongoing operations. Further reductions in staff may be necessary and capital expenditures may also be further reduced in order to address near-term cash flow demands. Additional impairments to the historical carrying value of the Company’s mining interests and non-producing properties may also be required if both precious and base metals decrease further. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for the silver price is positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2015). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.7 million per year for each of the next 5 years, with approximately $0.2 million to spend for the remainder of 2016 (as of August 11, 2016).

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $2.5 million during the six months ended June 30, 2016 and $5.7 million for the same period of 2015, of which $2.3 million was spent towards drilling and underground development costs while $0.2 million was spent on purchase of property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

The following table sets out the Company’s contractual obligations as of June 30, 2016:

		Less than	3 months		Over 5
	Total	3 months	to 1 year	2-5 years	years
Trade and other payables	$7,251	$6,979	$272	$-	$-
Credit facilities	10,351	199	5,894	4,258	-
Interest on credit facilities	1,168	299	663	206	-
Leases	670	95	270	305	-
Other long-term liabilities	1,244	-	-	463	781
Total	$20,684	$7,572	$7,099	$5,232	$781

1	- All leases may be cancelled upon proper notice periods by the Company.
2	- Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the three months ended June 30, 2016.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2016 and its MD&A for the year ended December 31, 2015. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first three months of 2016 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2016.

Financial Instruments

At December 31, 2014, the Company had foreign exchange derivatives put in place by the Company’s previous management to buy 60 million Mexican pesos extendable month to month at an average exchange rate of 13.13 MXP/USD valued at approximately $4.6 million. At June 30, 2016, the Company had settled all outstanding foreign exchange derivatives resulting in net realized loss of $0.5 million in fiscal 2014 and $0.1 million in fiscal 2015 on these contracts.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at June 30, 2016, there were 428,308,538 common shares issued and outstanding.

As at August 11, 2016, there were 471,819,898 common shares of the Company issued and outstanding and 22,479,947 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 93,210,044.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting- ("ICFR"), as those terms are defined in National Instrument 52 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52-109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer ( “CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at June 30, 2016, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended June 30, 2016 the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, exploration spending and mine general administrative costs.

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Reconciliation of Consolidated Cash Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$10,102	$12,113	$21,544	$24,843
Smelting, refining and royalty expenses (’000)	3,065	3,405	6,648	7,181
	13,167	15,518	28,192	32,024
Less by-product credits (’000)	(6,833)	(7,353)	(15,257)	(15,033)
Total cash costs (’000)	$6,334	$8,165	$12,935	$16,991
Divided by silver produced (oz)	556,404	661,393	1,228,478	1,369,634
Silver cash costs ($/oz)	$11.38	$12.35	$10.53	$12.41

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$3,365	$5,069	$7,675	$10,479
Smelting, refining and royalty expenses (’000)	1,243	2,138	3,057	4,467
	4,608	7,207	10,732	14,946
Less by-product credits (’000)	(2,323)	(4,395)	(6,256)	(9,022)
Total cash costs (’000)	$2,285	$2,812	$4,476	$5,924
Divided by silver produced (oz)	244,548	304,610	552,128	621,226
Silver cash costs ($/oz)	$9.34	$9.23	$8.11	$9.54

Reconciliation of Galena Complex Cash Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Direct mining costs (’000)	$6,737	$7,044	$13,869	$14,364
Smelting, refining and royalty expenses (’000)	1,822	1,267	3,591	2,714
	8,559	8,311	17,460	17,078
Less by-product credits (’000)	(4,510)	(2,958)	(9,001)	(6,011)
Total cash costs (’000)	$4,049	$5,353	$8,459	$11,067
Divided by silver produced (oz)	311,856	356,783	676,350	748,408
Silver cash costs ($/oz)	$12.98	$15.00	$12.51	$14.79

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$6,334	$8,165	$12,935	$16,991
Capital expenditures (’000)	1,268	2,656	2,373	5,657
Exploration costs (’000)	532	225	906	545
Total all-in sustaining costs (’000)	$8,134	$11,046	$16,214	$23,193
Divided by silver produced (oz)	556,404	661,393	1,228,478	1,369,634
Silver all-in sustaining costs ($/oz)	$14.62	$16.70	$13.20	$16.93

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Americas Silver Corporation
Management’s Discussion & Analysis
For the three and six months ended June 30, 2016

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$2,285	$2,812	$4,476	$5,924
Capital expenditures (’000)	511	938	706	2,064
Exploration costs (’000)	112	10	369	254
Total all-in sustaining costs (’000)	$2,908	$3,760	$5,551	$8,242
Divided by silver produced (oz)	244,548	304,610	552,128	621,226
Silver all-in sustaining costs ($/oz)	$11.89	$12.34	$10.05	$13.27

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q2-2016	Q2-2015	YTD-2016	YTD-2015
Total cash costs (’000)	$4,049	$5,353	$8,459	$11,067
Capital expenditures (’000)	757	1,718	1,667	3,593
Exploration costs (’000)	420	215	537	291
Total all-in sustaining costs (’000)	$5,226	$7,286	$10,663	$14,951
Divided by silver produced (oz)	311,856	356,783	676,350	748,408
Silver all-in sustaining costs ($/oz)	$16.76	$20.42	$15.77	$19.98

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